FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 November 2010

PT BANK EKONOMI RAHARJA TBK
RESULTS FOR THE NINE MONTHS TO 30 SEPTEMBER 2010 - HIGHLIGHTS

• Profit before tax for the nine months to 30 September 2010 of IDR353 billion (US$39 million), a decrease of 2 per cent compared with IDR359 billion (US$33 million) for the same period in 2009.

• Operating income of IDR776 billion (US$85 million) for the nine months to 30 September 2010 increased by IDR75 billion (US$8 million), or 11 per cent, compared with the same period in 2009.

• Impairment losses on financial assets for the nine months to 30 September 2010 were IDR3 billion (US$0.4 million) compared with IDR50 billion (US$5 million) for the same period in 2009.

• The cost efficiency ratio for the nine months to 30 September 2010 increased to 55 per cent compared to 47 per cent for the same period in 2009.

•    Total assets of IDR22.1 trillion (US$2.5 billion) increased by IDR0.9 trillion (US$0.1 billion), or 4 per cent at 30 September 2010 compared with IDR21.2 trillion (US$2.2 billion) at 30 September 2009.

• The core capital ratio was 18.5 per cent at 30 September 2010 compared to 19.2 per cent at 30 September 2009.

Commentary

Bank Ekonomi reported profits before tax of IDR353 billion (US$39 million) for the nine months to 30 September 2010, a decrease of 2 per cent on the same period in 2009.

Net interest income for the nine months to 30 September 2010 increased by 1 per cent, or IDR5 billion (US$0.6 million), to IDR635 billion compared to the same period in 2009 as growth in the loan book was largely offset by lower interest rates.

Non interest income for the nine months to 30 September 2010 increased to IDR141billion (US$15 million), an increase of 99 per cent or IDR70 billion (US$8million) compared to the same period in 2009. This mainly resulted from a strong trading performance in favourable market conditions and an increase in the gain on sale of investment securities of IDR50 billion (US$5 million).

Operating expenses for the nine months to 2010 were IDR424 billion (US$46 million), an increase of 29 per cent or IDR95 billion (US$10 million) compared to the same period in 2009. The increase was mainly due to an increase in staff costs of IDR80 billion (US$9 million) as the bank continued to invest in expanding its operations to support business growth.

The cost efficiency ratio for the nine months to 30 September 2010 increased to 55 per cent compared to 47 percent in the same period in 2009, largely as a result of the higher operating expenses.

Impairment losses on financial assets for the nine months to 30 September 2010 were IDR3 billion (US$0.4 million), compared with IDR49 billion (US$5 million) for the same period in 2009.

Total assets at 30 September 2010 increased by IDR0.9 trillion (US$0.1 billion) or 4 per cent to IDR22.1 trillion (US$2.5 billion), compared to 30 September 2009. Customer loans and advances of IDR10.1 trillion (US$1.1 billion) increased by IDR1.5 trillion (US$0.2 billion) or 17 per cent. This was mainly due to higher business lending to fund investment and working capital facilities. Customer deposits at 30 September 2010 rose to IDR19.3 trillion (US$2.2billion) from IDR18.6 trillion (US$2 billion) for the same period in 2009.

The bank continues to be strongly capitalised and highly liquid.

Media enquiries to Lenggono S Hadi at lenggono.hadi@bankekonomi.co.id

Notes to editors:

1. Accounting standards
The figures quoted above have been prepared by PT Bank Ekonomi Raharja Tbk (Bank Ekonomi) in accordance with the applicable approved accounting standards issued by the Indonesian Accounting Standards Board.

The figures quoted for the nine months to 30 September 2010 are not strictly comparable to the same period in 2009 due to the adoption of SFAS No. 55 (2006 Revision), "Financial Instruments: Recognition and Measurement" and SFAS No. 50 (2006 Revision), "Financial Instruments: Presentation and Disclosures" with effect from 1 January 2010.

2. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)
Bank Ekonomi, a 98.96 per cent owned subsidiary of HSBC Holdings plc, is a provider of commercial banking services in Indonesia with over 2,361 staff, 95 outlets and assets of approximately IDR22 trillion (US$2 billion) based on Indonesian GAAP at 30 September 2010. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

3. HSBC in Indonesia
HSBC has operated in Indonesia since 1884 and has 115 outlets spread across 10 major cities. HSBC is a leading provider of personal financial services, corporate and commercial banking, institutional banking, treasury capital markets and Amanah Shariah services in Indonesia. HSBC in Indonesia delivered profit before tax of US$64 million for the six months to 30 June 2010.

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 25 November, 2010